April 25, 2017

Via EDGAR (correspondence)

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amy Geddes
Division of Corporation Finance

Re:	YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-13163

Dear Ms. Geddes:

As discussed in our conversation earlier today, YUM! Brands, Inc. (“YUM”) is in the process of preparing its response to the Securities and Exchange Commission Staff’s comment letter dated April 19, 2017. Per our conversation, YUM will respond to the Staff’s letter on or before May 10, 2017.

I appreciate your assistance in this matter. Please feel free to call me directly at 502-874-2572 with any questions regarding this letter.

Very truly yours,

/s/ David E. Russell

David E. Russell
Senior Vice President, Finance and Corporate Controller